Exhibit 99.1

DDC Enterprise Limited

(Incorporated in the Cayman Islands with limited liability)

Notice of 2025 Annual General Meeting of Shareholders

To Be Held on June 13, 2025, at 5 p.m., Eastern Daylight Time

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of holders of our Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) (the “shareholders”) of DDC Enterprise Limited (the “Company”) will be held virtually on June 13, 2025, at 5 p.m., Eastern Daylight Time. Eligible shareholders, as well as duly appointed proxyholders will be able to attend virtually, participate and vote at the Meeting. The board of directors of the Company has determined to convene and conduct the AGM in a virtual meeting format at: https://web.lumiconnect.com/228736879 (passcode: ddc2025). Shareholders will NOT be able to attend the AGM in person. This proxy statement includes instructions on how to access the virtual AGM and how to listen and vote from home or any remote location with Internet connectivity.

The Notice of Annual General Meeting of Shareholders, the Proxy Statement and the proxy card accompanying this letter will be first mailed to our shareholders on or about June 5, 2025. All share amounts set forth herein have been adjusted to reflect the 1:25 reverse split of Class A Ordinary shares approved by the shareholders on November 29, 2024.

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1.	RESOLVED as an ordinary resolution: to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal years ended December 31, 2021, 2022, 2023 and 2024 and the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor;

2.	RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association;

Norma Ka Yin Chu

George Lai

Matthew Gene Mouw

Samuel Chun Kong Shih

3.	RESOLVED as an ordinary resolution: to approve and adopt the 2025 Warrant Program, a copy of which is included as Annex A hereto (the “Warrant Program Proposal”);

4.	RESOLVED as an ordinary resolution: to approve the amendments to 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $0.4 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 208,000 Class A Ordinary Shares to 1,208,000 Class A Ordinary Shares (subject to further annual increase as further amended and described in the proxy statement accompanying this notice); and

5.	to approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business Eastern Daylight Time on [*], 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. As of the Record Date, there were 3,175,149 Class A Ordinary Shares issued and outstanding and 875,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.voteproxy.com, (ii) by phone at +1-800-776-9437 in the United States or +1-201-299-4446 from foreign countries, or (iii) by mail to EQ PO BOX 500 Newark, NJ 07101, the United States. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

You are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available at http://www.astproxyportal.com/ast/29562.

DDC ENTERPRISE LIMITED

Date: June 5, 2025	By:	/s/ Norma Ka Yin Chu
Norma Ka Yin Chu, Chief Executive Officer

DDC ENTERPRISE LIMITED

Annual General Meeting of Shareholders

June 13, 2025

5 p.m., Eastern Daylight Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of DDC Enterprise Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting” or “AGM”) of the Company to be held on June 13, 2025 at 5 p.m. Eastern Daylight Time. The board of directors of the Company has determined to convene and conduct the AGM in a virtual meeting format at: https://web.lumiconnect.com/228736879 (passcode: ddc2025). Shareholders will NOT be able to attend the AGM in person. This proxy statement includes instructions on how to access the virtual AGM and how to listen and vote from home or any remote location with Internet connectivity.

Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company (the “Ordinary Shares”) of record at the close of business on May 21, 2025 (the “Record Date”) are entitled to attend virtually and vote at the Meeting or at any adjournment thereof. As of the Record Date, there were 3,175,149 Class A Ordinary Shares issued and outstanding and 875,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes.

All share amounts set forth herein have been adjusted to reflect the 1:25 reverse split of Class A Ordinary shares approved by the shareholders on November 29, 2024.

Members holding Ordinary Shares that represent not less than one-third (1/3) of all voting share capital of the Company present in person or by proxy and entitled to vote at the Meeting shall form a quorum.

In order to pass, each proposal at the AGM requires the vote of a simple majority of votes cast by shareholders entitled to vote.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1.	RESOLVED as an ordinary resolution: to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal years ended December 31, 2021, 2022, 2023 and 2024 and the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.	RESOLVED as an ordinary resolution: to re-elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association (the “Election Proposal”);

a.	Norma Ka Yin Chu be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal;

b.	George Lai be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

c.	Matthew Gene Mouw be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal; and

d.	Samuel Chun Kong Shih be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

3.	RESOLVED as an ordinary resolution: to approve and adopt the 2025 Warrant Program, a copy of which is included as Annex A hereto (the “Warrant Program Proposal”);

4.	RESOLVED as an ordinary resolution: to approve the amendments to 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $0.4 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 208,000 Class A Ordinary Shares to 1,208,000 Class A Ordinary Shares (subject to further annual increase as further amended and described in the proxy statement accompanying this notice) (the “ESOP Amendment Proposal”); and

5.	to approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend virtually the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.voteproxy.com, (ii) by phone at +1-800-776-9437 in the United States or +1-201-299-4446 from foreign countries, or (iii) by mail to EQ PO BOX 500 Newark, NJ 07101, the United States.

Required Votes for Each Proposal to Pass

Assuming the presence of a quorum at the Annual Meeting:

Proposal	Vote Required	Broker Discretionary Vote Allowed
Auditor Proposal	Majority of the votes of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Election Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Warrant Program Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

2023 ESOP Amendment Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Adjournment Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Abstentions will not count as a vote against each of the proposals.

Voting Procedures

Each Class A Ordinary Share that you own in your name entitles you to one vote, and each Class B Ordinary Shares entitles the holder to ten votes, on each of the proposals for the Annual Meeting. Your proxy card shows the number of Ordinary Shares that you own.

●	You can vote your Ordinary Shares in advance of the Annual Meeting by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee to ensure that your shares are represented and voted at the Annual Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Ordinary Shares will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” each of the Proposals named in this Proxy Statement.

●	You can attend the Annual Meeting virtually and vote in person even if you have previously voted by submitting a proxy. You will be given a ballot when you arrive. However, if your Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

PROPOSAL NO. 1

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Enrome LLP (“Enrome”) as our independent registered public accounting firm for the fiscal years ended December 31, 2021, 2022, 2023 and 2024 and the fiscal year ending December 31, 2025, and has further directed that we submit the selection of the independent registered accounting firm for ratification by our shareholders at the Meeting. Representatives of Enrome will not be present at the Meeting.

The selection of our independent registered public accounting firm is not required to be submitted for shareholder approval. Nonetheless, the Board is seeking ratification of its selection of Enrome as a matter of further involving our shareholders in our corporate affairs. If our shareholders do not ratify this selection, the Board will reconsider its selection of Enrome and will either continue to retain the firm or appoint a new independent registered public accounting firm. Even if the selection is ratified, the Board may, in its sole discretion, determine to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our shareholders’ best interests.

The Audit Committee reviews and must pre-approve all audit and non-audit services performed by our independent registered public accounting firm, as well as the fees charged by it for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the accounting firm’s independence.

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees billed or expected to be billed for audit and other services provided by Enrome for the fiscal year ended December 31, 2024 and 2023.

	For the Year Ended December 31,
	2024	2023
Services Rendered
Audit	$543,645	$264,252
Audit related services	$0	$0
Total	$543,645	$264,252

Audit fees include primarily professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting, the review of documents filed with the SEC, consents, and financial accounting and reporting consultations.

Audit-related fees include reviews of any interim financial statements contained in the Company’s Forms 6-K.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our independent auditors. Under the procedure, the Audit Committee pre-approves all auditing services and the terms of non-audit services provided by our independent registered public accounting firm, but only to the extent that the non-audit services are not prohibited under applicable law and the Audit Committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. Other fees are subject to pre-approval by the Audit Committee, or, in the period between meetings, by a designated member of the Board or Audit Committee. Any such approval by the designated member is disclosed to the entire Board at the next meeting.

The Board of Directors proposes to solicit shareholder approval to effect the Auditor Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Auditor Proposal are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that the appointment of Enrome LLP as auditor of the Company for the fiscal years ended December 31, 2021, 2022, 2023 and 2024 and the fiscal year ending December 31, 2025 be and is approved and ratified, and the board of directors of the Company be authorized to fix the remuneration of the auditor.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RATIFICATION OF SELECTION OF ENROME LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021, 2022, 2023 AND 2024 AND THE FISCAL YEAR ENDING DECEMBER 31, 2025

PROPOSAL NO. 2

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of four members. All four current directors named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his/her successor is duly elected and qualified, subject to earlier death, resignation, or removal, in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Norma Ka Yin Chu (age 43) is our Chief Executive Officer, Director and Chairwoman. Ms. Chu is the founder and has served as Chairwoman of the Board and our CEO since our establishment in 2012. Before founding DDC, Ms. Chu served as Head of Equities Research of HSBC Private Bank in Hong Kong from July 2010 to May 2012. She is also a Board Member of YPO North Asia Regional and a Board Member of Hong Kong Shanghai Youth Association, as well as a Standing Director of Shanghai Hong Kong Association. Ms. Chu has also been elected as a member of the Technology and Innovation Subsector of the Election Committee of Hong Kong SAR for 2021. Ms. Chu received her Bachelor of Arts degree in the University of Washington in 2004. She is also an alumnus of Harvard Business School where she completed the Executive General Management Program in 2023.

George Lai (age 47) has been serving as our independent director since December 2024. Mr. Lai has been the Chief Financial Officer of The9 Limited (NASDAQ: NCTY) since July 2008 and a member of its board of directors since January 2016. Currently, he also serves as an independent non-executive director and the chairman of the compensation committee of Qingdao Port International Co., Ltd. (SEHK: 06198). Prior to that, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

Matthew Gene Mouw (age 64) is our independent director. Mr. Mouw served as Regional President Asia, Africa and Australia for Barilla G. e R. Fratelli S.p.A. from February 2011 to December 2015. Prior to this, Mr. Mouw has also worked at two other major FMCG multinationals, Groupe Danone in General Management, and Mars Incorporated, in sales and marketing. He also has prior experience as an investor and advisor to successful FMCG start-ups both in China and the USA. He has a broad range of FMCG experiences in China and the Asia region in pasta, sweet biscuits, bottled water, juices, juice drinks, confectionary and pet foods. Mr. Mouw graduated from Hamline University in St. Paul, Minnesota with a Bachelor of Arts degree, majoring in East Asian Studies and has spent over 40 years living and working in Asia.

Samuel Chun Kong Shih (age 59) is our independent director. Mr. Samuel Chun Kong Shih has been a Partner and Chief Operating Officer of OYO Hotel Company, a unicorn start-up backed by Softbank in China, from November 2018 to March 2020. From April 1990 to March 2008. Mr. Shih worked for PepsiCo Inc. and held various senior positions such as Vice President — Operations, Asia Pacific, Vice President — China Bottling Operations and After PepsiCo, Mr. Samuel Chun Kong Shih served as Asia Pacific Managing Director for Red Bull GmbH from April 2008 to April 2011. From 2011 to 2012, Mr. Shih served as the Chairman of Greater China at Accor Inc. He later served as Chief Executive Officer of PepsiCo Investment (China) Limited from 2012 to 2015. Mr. Samuel Chun Kong Shih received a bachelor of science degree in food science from the University of British Columbia in 1988 and a MBA from Asia International Open University in 1993.

The Board of Directors proposes to solicit shareholder approval to effect the Election Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the re-election of directors are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	Norma Ka Yin Chu be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal;

(B)	George Lai be re-elected as an independent director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

(C)	Matthew Gene Mouw be re-elected as an independent director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal; and

(D)	Samuel Chun Kong Shih be re-elected as an independent director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE

PROPOSAL 3

THE WARRANT PROGRAM PROPOSAL

At the Annual Meeting, our shareholders will be asked to approve the 2025 Warrant Program, the full text of which is included in Annex A to this proxy statement.

The 2025 Warrant Program was approved by our Board following its approval and recommendation by our Compensation Committee. The Board proposes the adoption of the 2025 Warrant Program to incentivize and retain key personnel by aligning their interests with those of shareholders. The 2025 Warrant Program, subject to shareholder approval, authorizes the Board of Directors to issue Warrants to purchase Class A Ordinary Shares to eligible participants, including executive management, directors, and selected employees, at the Board’s discretion, in accordance with applicable laws and the Company’s governing documents. Our Board recommends a vote for the approval of the 2025 Warrant Program because it believes the plan is in the best interests of the Company and its shareholders.

The Board considers that the 2025 Warrant Program incorporates several sound governance features to ensure fairness, transparency, and alignment with shareholder interests:

Defined Eligibility Criteria: Warrants may only be issued to executive management, directors, and other employees selected by the Board, ensuring that awards are targeted to individuals critical to the Company’s strategic success and preventing indiscriminate grants.

Performance-Based Incentives: The CEO’s Warrants in 2025 are tied to achieving significant market capitalization thresholds ($50 million, $100 million, and $250 million at the end of Q2, Q3, and Q4, respectively), aligning executive rewards with shareholder value creation and Company growth.

Vesting and Forfeiture Provisions: Warrants vest after 90 days and lapse after ten years, encouraging long-term commitment, provided however the board may specify an alternate vesting period. Unvested Warrants lapse for Non-Retained Leavers (e.g., those dismissed for misconduct or during probation) or upon death, while Retained Leavers retain a pro-rata share based on service time, ensuring fairness and discouraging poor performance or misconduct.

Non-Transferability: Warrants are generally non-transferable, except to a wholly-owned company or with Board approval, preventing misuse and ensuring alignment with the original recipient’s performance obligations.

Summary of Material Features of the 2025 Warrant Program

The following summary of the material features of the 2025 Warrant Program is qualified in its entirety by reference to the complete text of the 2025 Warrant Program attached to Annex A to this Proxy Statement.

Eligible Participants: The Program covers members of the Company’s executive management, Board of Directors, and other employees selected by the Board.

Warrant Allocation: For 2025, the Program targets issuing Warrants for up to 1,00,000 Class A Ordinary Shares to executive management and 200,000 to directors. Our Chief Executive Officer may receive performance-based Warrants: 800,000 if the Company’s market capitalization exceeds $50 million at the end of Q2 2025, 900,000 if it exceeds $100 million at the end of Q3 2025, and 1,200,000 if it exceeds $250 million at the end of Q4 2025, with a maximum of 5,000,000 Warrants for the CEO in 2025. After 2025, a dynamic pool of Warrants equivalent to 25% of issued and outstanding Class A Ordinary Shares (non-diluted) will be available for allocation.

Warrant Terms: Warrants grant the right, but not the obligation, to purchase one Class A Ordinary Share at an Exercise Price set by the Board in its absolute discretion at issuance. Warrants are granted at no cost, vest after three years, and expire after ten years. Unvested Warrants lapse upon termination for Non-Retained Leavers (dismissed for misconduct, gross negligence, fraud, or during/non-renewal after probation) or death, while Retained Leavers (other terminations) retain a pro-rata share based on service time. The Board may modify conditions, ensuring no preferential treatment over continuing employees. Exercise is subject to Board availability and compliance with stock exchange regulations, including insider trading rules.

Exercise and Transfer: Warrants are exercised by written request, with payment due before subscription. They are non-transferable, except to a wholly-owned company or with Board approval.

Adjustments and Taxation: The Board may adjust the Exercise Price or share number for capital structure changes, maintaining Warrant value. The Company is not responsible for tax consequences but may withhold applicable taxes.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADOPTION OF THE 2025 WARRANT PROGRAM

PROPOSAL NO. 4

APPROVAL OF THE AMENDMENTS TO THE 2023 EMPLOYEE SHARE OPTION PLAN

As of the date of this proxy statement 208,000 Class A Ordinary Shares are reserved for issuance under the 2023 ESOP all of which have been granted.

Approximately 320,000 options and restricted units have been granted under the 2023 ESOP which exceed the current shares available under the 2023 ESOP and which are contingent on the shareholders approving this Proposal No. 4. Approval by the shareholders of this Proposal No. 4 also includes approval of these option grants.

Because no Class A Ordinary Shares remain available for grant under the 2023 ESOP, the board proposes to amend the 2023 ESOP so as to provide for an addition of 1,000,000 Class A Ordinary Shares as a result of which, if the 2023 ESOP Amendment Proposal is approved by the shareholders, as of such approval, a total of 1,208,000 Class A Ordinary Shares may be issued upon exercise of all options granted including 88,000 Class A Ordinary Shares available for future grant under the 2023 ESOP.

The Board of Directors proposes to solicit shareholder approval to effect the 2023 ESOP Amendment Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to amending the 2023 ESOP are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

the proposed amendments to the 2023 Employee Share Option Plan be and are hereby approved.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE AMENDMENTS TO THE 2023 ESOP

PROPOSAL 5

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if approved, will request the chairperson of the Annual General Meeting (who has agreed to act accordingly) to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals 1-4 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairperson of the meeting has the power to adjourn the Annual General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

June 5, 2025	/s/ Norma Ka Yin Chu
Norma Ka Yin Chu
Chief Executive Officer

THE 2025 WARRANT PROGRAM

OF

DDC ENTERPRISE LIMITED

The Board of Directors of DDC Enterprise Limited (the “Company”) has determined that it is in the best interests of the Company to issue Warrants to purchase the Company’s Class A Ordinary Shares to motivate and incentivize the Company’s executive management and directors. This Warrant Program (the “Program”) is designed to align the interests of key personnel with those of the Company’s shareholders, fostering long-term commitment, performance, and value creation. The Program was duly approved and adopted by the shareholders of the Company on [13th June], 2025, and authorizes the Board of Directors to issue Warrants, at its discretion, to eligible participants in accordance with the terms set forth herein and any subsequent resolutions. The Program applies to Warrants issued on or after the adoption date, as determined by the Board of Directors, and is subject to applicable laws, regulations, and the Company’s governing documents.

A.	Eligible Participants.

The Program is open to the following eligible participants, as determined by the Board of Directors:

(a)	Members of the Company’s executive management.

(b)	Members of the Company’s Board of Directors.

(c)	Other employees of the Company or its subsidiaries, as selected by the Board of Directors in its sole discretion.

B.	General Description of Warrants

A Warrant (the “Warrant”) represents a right, but not an obligation, of the holder (the “Holder”) to subscribe for one Class A Ordinary Shares in the Company at a predetermined price (the “Exercise Price”). The Holder may, during a specified period, choose to subscribe for shares by paying the Exercise Price. Warrants do not confer voting rights at the Company’s shareholder meetings or entitle the Holder to receive dividends. No Warrants may be issued to a member of the executive management or an employee who has been served notice of termination or has terminated their employment.

The value of an exercised Warrant is the difference between the market price of the subscribed share and the Exercise Price. If the market price of the shares at the time of subscription is lower than the Exercise Price, the Holder may choose not to exercise the Warrants.

C.	Definitions

(a) “Non-Retained Leaver” means an Holder who ceases to be a member of the executive management or an employee of the Company or a subsidiary due to (i) dismissal resulting from misconduct, gross negligence, fraud, willful violation of Company policies, or any other serious breach of their employment terms, or (ii) dismissal during, or non-renewal of employment following, the applicable probationary period. Termination of the Holder’s employment shall be deemed effective upon the expiration of the notice of termination issued by the Company or a subsidiary to the Holder.

(b) “Retained Leaver” means an Holder who ceases employment for reasons other than being a Non-Retained Leaver. Termination is effective upon the expiration of the Holder’s notice of termination.

D.	Warrant Allocation and Targets

(1)	Initial Targets for 2025. During the fiscal year ended December 31, 2025:

Executive Management: Up to 1,000,000 Class A Ordinary Shares may be issued as Warrants to members of the executive management;

Directors: Up to 200,000 Class A Ordinary Shares may be issued as Warrants to members of the Board of Directors;

Chief Executive Officer (“CEO”) Performance-Based Warrants:

(i) If, at the end of the second quarter of 2025, the Company’s market capitalization exceeds $50 million, 800,000 Warrants shall be issued to the CEO;

(ii) If, at the end of the third quarter of 2025, the Company’s market capitalization exceeds $100 million, 900,000 Warrants shall be issued to the CEO;

(iii) If, at the end of the fourth quarter of 2025, the Company’s market capitalization exceeds $250 million, 1,200,000 Warrants shall be issued to the CEO; and

(iv) Maximum Warrants for CEO in 2025: The total number of Warrants issued to the CEO in 2025 shall not exceed 5,000,000.

(2)	Post-2025 Warrant Pool. After December 31, 2025, the Program shall maintain a pool of Warrants exercisable for a number of Class A Ordinary Shares equivalent to 25% of the Company’s issued and outstanding Class A Ordinary Shares at any given time, calculated on a non-diluted basis. This pool shall adjust dynamically to reflect changes in the number of issued and outstanding Class A Ordinary Shares, ensuring the pool remains proportionate without being diluted by future share issuances. The Board of Directors shall have the authority to allocate Warrants from this pool to eligible participants, subject to the terms of this Program and applicable regulations.

E.	Terms of Warrants.

(1) Exercise Price. Warrants are granted to Holder at no cost. The Exercise Price shall be determined by the Board of Directors in its absolute discretion at the time of issuance (the “Issuance Date”). The Board’s determination of the Exercise Price shall be final and binding, subject to any adjustments as provided in this Program and compliance with applicable laws and regulations.

(2) Vesting and Exercise Period. Warrants lapse without compensation on the ten year anniversary of the Issuance Date (the “Expiration Date”). No Warrants may be exercised before 90-days from the Issuance Date (the “Vesting Date”), provided however, the board of directors may specific an alternative Vesting Date based on tax implications and other matters. From the Vesting Date to the Expiration Date, Holders may exercise vested Warrants, subject to continued employment unless specified otherwise.

(3) Termination of Employment. If a Holder’s employment with the Company or a subsidiary ceases due to the Holder being a Non-Retained Leaver, all unvested Warrants shall lapse automatically without compensation upon the date of termination. In the case of a Retained Leaver, a pro-rata share of unvested Warrants shall remain exercisable, calculated based on the number of days from the Issuance Date to the date of termination divided by the total number of days to the Vesting Date, with the remaining unvested Warrants lapsing automatically without compensation. The Board of Directors, at its sole discretion, may modify these conditions, provided that Holders are not treated more favorably than continuing employees of the Company or its subsidiaries. The exercise of Warrants is subject to the Board’s availability to arrange necessary share capital increases, and the Board may designate specific periods during which exercise requests may be submitted to align with its schedule. Additionally, any exercise of Warrants must comply with applicable stock exchange regulations, including prohibitions on insider trading.

(4) Change of Control, Merger, or Liquidation. In a Change of Control (as defined under the relevant rules of the NYSE American), if a Holder’s employment terms are materially worsened or terminated without cause within 12 months, the Board may accelerate vesting. In a merger or demerger dissolving the Company or where the acquirer does not assume Warrants, the Board may accelerate vesting upon completion. In a solvent liquidation, the Board may accelerate vesting upon completion. For U.S. taxpayers, vesting or payment on a Change of Control complies with U.S. Treasury Regulation §1.409A-3(i)(5) for “deferred compensation” under Section 409A.

(5) Exercise Procedure. Holders must submit a written exercise request to the Board during the Exercise Period, specifying the number of shares so exercised. The subscription amount (Exercise Price multiplied by shares) must be paid in full by the day before subscription.

(6) Non-Transferability. Warrants are non-transferable and cannot be pledged or used to settle debts. Holders may transfer Warrants to a wholly-owned company, subject to identical rights and obligations, with prompt notification to the Company. The Board may permit third-party transfers on a case-by-case basis.

(7) Adjustments. If the Company’s capital structure changes affect unexercised Warrant value, the Board may adjust the Exercise Price or number of shares issuable. The Board determines adjustments, aiming to maintain Warrant value pre- and post-change.

F.	Taxation.

The Company is not responsible for tax or social security consequences for Holders or transferees. The Company may withhold and remit applicable taxes to the maximum extent permitted by law.

G.	Supplements and Amendments.

The Board of Directors may from time to time supplement or amend this Program without the consent or concurrence of or notice to any Holders in order to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, to correct any defective provision, clerical omission, mistake or manifest error herein contained, or to make any other provision with respect to matters or questions arising under this Program; provided that such action shall not adversely affect the interests of the Holders.

H.	Governing Law.

This Program and each Warrant issued hereunder shall be deemed to be a contract made under the laws of Delaware and for all purposes shall be governed by, construed and enforced in accordance with the laws of Delaware.